Exhibit 21.1

Subsidiaries of Atrinsic, Inc.

	Name	Jurisdiction of Incorporation
1.	Protagenic Therapeutics, Inc.	Delaware

2.	Protagenic Therapeutics Canada (2006), Inc.*	Ontario, Canada

*	Protagenic Therapeutics Canada (2006), Inc. is a wholly-owned subsidiary of Protagenic Therapeutics, Inc.